UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42724

Rich Sparkle Holdings Limited

(Registrant’s Name)

Portion 2, 12th Floor, The Center,
99 Queen’s Road Central,
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated September 30, 2025, announcing Rich Sparkle Holdings Limited’s (the “Company”) unaudited financial and operating results for the six months ended March 31, 2025; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of March 31, 2025 and for the six months ended March 31, 2025 and 2024; and attached hereto as Exhibit 99.3 is the management’s discussion and analysis of financial condition and results of operations of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 30, 2025 – Rich Sparkle Holdings Limited Announces Unaudited Financial Results For The Six Months Ended March 31, 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2025 and for the six months ended March 31, 2025 and 2024
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rich Sparkle Holdings Limited

Date: September 30, 2025	By:	/s/ Ka Wo, NG
	Name:	Ka Wo, NG
	Title:	Director and Chairman of the Board

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